Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

July 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Scilex Holding Company

Registration Statement on Form S-3, filed on July 18, 2024

File No. 333-280882

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Scilex Holding Company (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-280882) of the Company, filed with the Securities and Exchange Commission on July 18, 2024 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on July 25, 2024, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com, and Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Jaisim Shah
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)

Elizabeth A. Razzano, Esq. (Paul Hastings LLP)